September 20, 2024

Zane Rowe
Chief Financial Officer
Workday, Inc.
6110 Stoneridge Mall Road
Pleasanton, CA 94588

       Re: Workday, Inc.
           Form 10-K for the year ended January 31, 2024
           File No. 001-35680
Dear Zane Rowe:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   David Bell